UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							June 30, 2005


Via U.S. Mail
Heinz Imhof
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

	Re:	Syngenta AG
		Form 20-F for the fiscal year-ended December 31, 2004
		File No. 1-15152

Dear Mr. Imhof:

      We have reviewed the above filing and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

We note the disclosure at the end of Note 32 "Syngenta`s operations, associates and joint-ventures as at December 31, 2004"on page F-65 that Syngenta is represented by operations, associates or joint ventures in Iran and Cuba. In view of the fact that Iran and Cuba have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe to us your operations in both countries; advise us of the materiality to the Company of its operations in Iran and Cuba; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision. We may have further comment.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Frank Green at
(202) 551-3522 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	H. Roger Schwall
		Assistant Director
		Division of Corporation Finance
Heinz Imhof
Syngenta AG
June 30, 2005
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